

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2020

James Hauslein
Chairman and Chief Executive Officer
Jupiter Acquisition Corp.
11450 SE Dixie Hwy
Hobe Sound, FL 33455

      Re: Jupiter Acquisition Corp.
          Draft Registration Statement on Form S-1
          Submitted July 24, 2020
          CIK No. 0001817868

Dear Mr. Hauslein:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Summary Financial Data, page 30

1.   Please expand your disclosure in the table to also include the "as adjusted" amounts at July 7, 2020 assuming consummation of the offering.

Our Management Team, page 84

2.   Please clearly describe the different roles and the intended delineation of duties among members of each of the three groups of management. Provide material details regarding any understandings regarding compensation (in addition to the unlimited reimbursement mentioned at page 77). For example, you state at page 85 that neither of your two special advisors has "any employment, consulting fee or other similar

compensation arrangements with us," but it is unclear what their roles and duties are in connection with any initial business combination. At page 88 you suggest that with respect to third party efforts, you would consider payment of "a finder's fee, consulting fee, advisory fee or other compensation to be determined...." Last, you state at page 113 that "no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination." Please clarify.

<u>Assistance from Methuselah Advisors, page 86</u>

3.   We note your disclosure that Messrs. Yadav, Bhargava, and Izard of Methusaleh Advisors are not "required to commit any specified amount of time to our affairs; however, we expect that certain of these individuals will on average dedicate a majority of their professional time on our affairs." Please also disclose whether you intend to pay any consulting fees or other compensation to these individuals.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jason Simon